FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of February 2007
CGG Veritas
Tour Maine Montparnasse — 33 Avenue du Maine — BP 191 — 75755 PARIS CEDEX 15 (address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑         Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐         No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82

Paris, February 12, 2007
CGGVeritas announces the successful closing of its $600 million offering of Senior Notes
     Compagnie Générale de Géophysique - Veritas (ISIN: 0000120164 — NYSE: CGV) today announces the successful closing on February 9 of its offering of $600 million principal amount of Senior Notes, consisting of:
     - an additional $200 million of its existing dollar-denominated 7 1/2% Senior Notes due 2015 issued in April 2005 and February 2006. The additional Notes have the same terms and conditions as the existing Notes and were issued under the same indenture and at a price of 100% of their principal amount.
     - a new offering of $400 million 7 3/4% Senior Notes due 2017. The Notes were issued at a price of 100% of their principal amount.
The total cash needs related to the acquisition of VERITAS DGC Inc. on January 12th, 2007 were financed by a secured Bridge Loan and a $1.0 billion secured Term Loan B with a maturity of 2014.
     CGGVeritas intends to use the net proceeds of the $600 million Senior Note offering to repay the bridge loan facility used to finance the merger between CGG and Veritas.
     The prospectus for the Senior Notes offering may be obtained by contacting CGGVeritas Investor Relations using the contact details below or by going to the SEC Internet site at www.sec.gov.
     Neither this document nor any other offering material relating to the Notes has been prepared in the context of a public offer of securities in the Republic of France within the meaning of Article L.411-1 of the French Code monétaire et financier and articles 211-1 et seq. of the General Regulations (Règlement Général) of the Autorité des marchés financiers (the “AMF”) and has therefore not been and will not be submitted to the clearance procedures of the AMF.
About CGGVeritas
CGGVeritas (www.cggveritas.com) is a leading international pure-play geophysical company delivering a wide range of technologies, services and equipment through Sercel, to its broad base of customers mainly throughout the global oil and gas industry.
CGGVeritas is listed on the Eurolist of Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares, NYSE: CGV).

Investor Relations Contact:
Paris: Christophe Barnini Tel.: +33 1 64 47 38 10 invrelparis@cggveritas.com
Houston: Mindy Ingle Tel.: (1) 832 351 8821 invrelhouston@cggveritas.com
This news release may include projections and other “forward-looking statements” within the meaning of the federal securities laws. Any such projections or statements reflect the current views of CGGVeritas about future events and financial performance. No assurances can be given that such events or performance will occur as projected and actual results may differ materially from those projected.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
GENERAL GEOPHYSICS COMPANY-VERITAS
33 avenue du Maine - BP 191
75755 - PARIS CEDEX 15

Date: February 12th, 2007	By /s/ Gerard CHAMBOVET
Gerard CHAMBOVET
Senior Executive Vice President
in charge of QHSE, Career Development & Training, Investor Relations, Communication and Audit